UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On 7 October 2024, MYT Netherlands Parent B.V. (“Mytheresa) announced that Mytheresa (NYSE: MYTE) and Richemont (SWX: CFR) have entered into binding agreements for the acquisition of 100% of the share capital of Yoox Net-a-Porter (“YNAP”) by Mytheresa. The transaction aims to create a leading, global, multi-brand digital luxury group offering a highly curated and strongly differentiated edit of the most prestigious luxury brands and products to luxury enthusiasts worldwide.

Transaction Rationale

Mytheresa and YNAP have each earned a strong reputation in the luxury industry for their pioneering roles in innovation, authoritative editorial voice and curation, as well as high-quality customer service. Together, the different storefronts cover a broad spectrum of the luxury market with distinct propositions in terms of brand portfolio, customer and geographical focus while sharing the strategic positioning towards high end customers.

In the medium term, Mytheresa’s vision for the combined group entails:

•	The integration of YNAP’s Luxury division into Mytheresa, to form one group with three distinct storefronts: MYTHERESA, NET-A-PORTER and MR PORTER, which is expected to:

-	Provide a broader and further differentiated luxury offering towards customers based on distinctive assortments, marketing and customer touchpoints;

-	Offer luxury brand partners an even broader and specific reach of luxury consumers worldwide as a result of distinctive curation and inspiration; and

-	Share infrastructure including Mytheresa`s technology platform and operational best practices to facilitate greater efficiencies while maintaining their distinct brand identities.

•	The separation of the off-price division - comprising YOOX and THE OUTNET, leading destinations for online off-price luxury shopping - from the Luxury division to allow for a simpler and more efficient operating model driving higher growth and profitability.

•	The discontinuation of YNAP’s white label division, once the Richemont Maisons’ online stores powered by YNAP migrate to their own chosen platforms.

Michael Kliger, CEO of Mytheresa] said: “I am truly excited by today’s announcement. With this transaction, Mytheresa aims to create a pre-eminent, multi-brand, digital, luxury group worldwide. MYTHERESA, NET-A-PORTER and MR PORTER will offer differentiated but complementary multi-brand luxury edits based on curation, inspiration and outmost customer service. The three brands will share a large part of their infrastructure creating synergies and efficiencies while maintaining their different brand identities. The off-price business will benefit from the separation from luxury and a much simpler operating model driving growth and profitability. We believe that this transaction will create significant value for our shareholders, brand partners and most importantly for our high-end customers.”

Johann Rupert, Chairman of Richemont said: “I are pleased to have found such a good home for YNAP. As a trusted partner to many of the world’s leading global luxury brands, YNAP is renowned for its pioneering high-end customer services complemented by its distinctive and inspirational editorial voice. Mytheresa is ideally placed to build on YNAP’s assets to further delight customers and brand partners alike across the world by harnessing both companies’ respective strengths.”

Financial consideration

At transaction closing, Richemont will sell YNAP to Mytheresa with a cash position of €555m and no financial debt, subject to customary closing adjustments, in exchange for shares to be issued by Mytheresa representing 33% of Mytheresa’s fully diluted share capital* at closing following issuance of the consideration shares. Richemont will make available a 6-year revolving credit facility of €100m to finance YNAP’s general corporate needs, including working capital.

Richemont will have the right to nominate a member and an observer to the Supervisory Board of Mytheresa following closing.

Closing of the transaction, which is expected to occur in the first half of calendar year 2025, is subject to customary conditions, including the receipt of antitrust approvals. The transaction is not subject to or conditional on approval by either Richemont or Mytheresa shareholders.

Richemont’s shareholding in Mytheresa will be subject to a one-year lock-up period following transaction closing, followed by a further one-year period in which only certain limited sale transactions may take place.

As a result of this transaction, Richemont currently expects the write-down of YNAP net assets to amount to approximately €1.3 billion, which also accounts for the cash to be left in YNAP upon completion. This value is subject to change until completion date as it depends on several variables, namely Mytheresa’s share price, the USD/EUR foreign exchange rate, the value of net assets and debt-like items of YNAP at completion date.

Advisors to Mytheresa

J.P. Morgan Securities LLC is acting as Mytheresa’s lead financial advisor. Commerzbank and UniCredit are providing additional financing and advisory support to Mytheresa. Latham & Watkins, Baker McKenzie and Linklaters are acting as Mytheresa’s legal counsel. Moelis and Company is acting as financial advisor to MYT Holding LLC, Mytheresa’s majority shareholder, and Milbank is acting as its legal counsel.

Conference Call Information

Mytheresa will host a conference call to discuss the transaction at 8am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 800 715 9871 (USA). The participant access code will be 3814635. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 10am Eastern Time on October 7, 2024, through October 14, 2024, by dialing +1 800 770 2030 (USA). The replay passcode will be 3814635.

Forward Looking Statements

This report contains forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. All statements contained in this report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the timing and completion of and expected benefits from the transactions involving Richemont Maisons, NET-A-PORTER and YNAP, expectations regarding future opportunities and our market position, our business plans and strategy, future financial or operating performance, as well as statements that include the words “expect,” “plan,” “believe,” “estimate,” “may,” “should,” “anticipate,” “will,” “could,” “aim,” “continue” and similar statements of a future or forward-looking nature. Such forward-looking statements are not guarantees of future performance. Richemont’s forward-looking statements are based on management’s current expectations and assumptions regarding YNAP’s business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop and a decline in consumer traffic could have a negative effect on our comparable store sales and/or average sales per square foot and store profitability resulting in impairment charges, which could have a material adverse effect on our business, results of operations and financial condition. Reduced travel resulting from economic conditions, retail store closure orders of civil authorities, travel restrictions, travel concerns and other circumstances, including disease epidemics and other health-related concerns, could have a material adverse effect on us, particularly if such events impact our customers’ desire to travel to our retail stores. International conflicts or wars, including resulting sanctions and restrictions on importation and exportation of finished products and/or raw materials, whether self-imposed or imposed by international countries, non-state entities or others, may also impact these forward-looking statements. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside Richemont’s control. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Richemont does not undertake to update, nor does it have any obligation to provide updates of, or to revise, any forward-looking statements.

This report contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact or relating to present facts or current conditions included in this report are forward- looking statements. Forward-looking statements give Mytheresa’s current expectations and projections relating to the proposed transaction and the operation of the combined companies; its financial condition, results of operations, plans, objectives, future performance and business, including statements relating to financing activities, future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements contained in this report are based on assumptions that Mytheresa has made in light of its industry experience and perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Mytheresa’s control) and assumptions. Although Mytheresa believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Mytheresa believes these factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the proposed transaction; the expected timing and likelihood of completion of the proposed transaction with Richemont, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; the risk that the conditions to closing the proposed transaction may not be satisfied in a timely manner or at all; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; Mytheresa’s ability to effectively compete in a highly competitive industry; Mytheresa’s ability to respond to consumer demands, spending and tastes; Mytheresa’s ability to respond to any current or future health epidemic or other adverse public health development; Mytheresa’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; Mytheresa’s reliance on consumer discretionary spending; and Mytheresa’s ability to maintain average order levels and other factors. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, Mytheresa’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Mytheresa undertake no obligation to update any forward-looking statements made in this report to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Mytheresa’s results could differ materially from the results expressed or implied by the forward-looking statements it makes.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent Mytheresa’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect Mytheresa’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

About Mytheresa

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported € 913.6 million GMV in fiscal year 2024 (+7% vs. FY23). For more information, please visit https://investors.mytheresa.com/.

About Richemont

At Richemont, we craft the future. Our unique portfolio includes prestigious Maisons distinguished by their craftsmanship and creativity. Richemont’s ambition is to nurture its Maisons and businesses and enable them to grow and prosper in a responsible, sustainable manner over the long term.

Richemont operates in three business areas: Jewellery Maisons with Buccellati, Cartier, Van Cleef & Arpels and Vhernier; Specialist Watchmakers with A. Lange & Söhne, Baume & Mercier, IWC Schaffhausen, Jaeger-LeCoultre, Panerai, Piaget, Roger Dubuis and Vacheron Constantin; and Other, primarily Fashion & Accessories Maisons with Alaïa, Chloé, Delvaux, dunhill, Gianvito Rossi, Montblanc, Peter Millar including G/FORE, Purdey, Serapian as well as Watchfinder & Co. In addition, Richemont operates NET-A-PORTER, MR PORTER, THE OUTNET, YOOX and the OFS division.

Richemont ‘A’ shares are listed and traded on the SIX Swiss Exchange, Richemont’s primary listing, and are included in the Swiss Market Index ('SMI') of leading stocks. The ‘A’ shares are also traded on the JSE Johannesburg Stock Exchange, Richemont’s secondary listing.

About YOOX NET-A-PORTER (YNAP)

YNAP is a world leading online luxury and fashion retailer, with a distinctive offering including multi-brand in-season online stores NET-A-PORTER and MR PORTER, and multi-brand off-season online stores YOOX and THE OUTNET.

Uniquely positioned in the high growth online luxury sector, YNAP has a client base of c.4 million high-spending customers and over 900 million visitors worldwide. The Group has offices and operations in the United States, Europe, Middle East, Japan, mainland China and Hong Kong SAR, China. It delivers to over 170 countries around the world.

Source: MYT Netherlands Parent B.V.

* Mytheresa’s fully diluted share capital includes outstanding issued shares, plus probability-adjusted vested and unvested RSU / PSU and stock options plans.

A copy of the press release is attached as Exhibit 99.1 to this report. The information in this Form 6-K, including Exhibit 99.1, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the SEC shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Exhibit No.	Description

99.1	Press Release dated October 7, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: October 7, 2024